14047413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 28733

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SUNAMERICA CAPITAL SERVICES, INC.**
DBA AIG Capital Services Inc.

OFFICIAL USE ONLY
13158
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HARBORSIDE FINANCIAL CENTER 3200 PLAZA 5
(No. and Street)

JERSEY CITY	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK CURRAN 201-324-6404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/14

OATH OR AFFIRMATION

I, FRANK CURRAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNAMERICA CAPITAL SERVICES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICE L. MANNING
Notary Public, State of New Jersey
No. 2295569
Qualified in Hudson County
Commission Expires January 8, 2016

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

TABLE OF CONTENTS

~~ngton DC
404

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

pwc

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Shareholder of
SunAmerica Capital Services, Inc.

We have audited the accompanying Statement of Financial Condition of SunAmerica Capital Services, Inc. (the "Company"), as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a Statement of Financial Condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement of Financial Condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statement of Financial Condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the Statement of Financial Condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement of Financial Condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of SunAmerica Capital Services, Inc. at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 38,716,946
Distribution and service fees receivable	4,899,844
Deferred expenses, less accumulated amortization of $26,314,446	43,179,604
Intercompany income taxes receivable	7,258,147
Deferred income tax asset	6,628,799
Other assets	679,305
Total assets	$ 101,362,645

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued commissions payable	$ 3,133,551
Payable to affiliated companies	2,872,479
Deferred income tax liability	12,960,933
Other liabilities	371,529
Total liabilities	19,338,492
Commitments and Contingencies (See Note 1)	
Shareholder's equity:	
Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	181,248,095
Accumulated deficit	(99,248,942)
Total shareholder's equity	82,024,153
Total liabilities and shareholder's equity	$ 101,362,645

The accompanying notes are an integral part of this financial statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

SunAmerica Capital Services, Inc. (the "Company") is a direct subsidiary of SunAmerica Asset Management, LLC (formerly known as "SunAmerica Asset Management Corp.") (the "Parent"). The Parent is a direct subsidiary of American General Life Insurance Company ("AGL"), which is a direct subsidiary of AGC Life Insurance Company ("AGC"). AGC is a direct subsidiary of AIG Life Holdings, Inc. ("AIGLH") (formerly known as "SunAmerica Financial Group, Inc.") which is a direct subsidiary of SAFG Retirement Services, Inc. ("SAFGRS") (formerly known as "AIG Retirement Services, Inc."). SAFGRS is a direct subsidiary of American International Group Inc. ("AIG").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and conducts business as a distributor and underwriter of variable life insurance policies, variable annuity contracts and mutual funds.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, the Company primarily holds all of its cash and cash equivalents in a JPMorgan Chase bank account and the Wells Fargo Heritage Money Market Fund.

Fair value of financial instruments

Fair Value Measurements, ASC 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Financial Accounting Standards Board accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.
- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

The Company's money market fund investments of approximately $22.7 million are classified within Level 1 of the hierarchy in accordance with ASC 820 as they are valued using published net asset values. The Company does not have any investments that are classified as Level 2 or Level 3.

Income taxes

The Company operates as an integral part of the operations of its Parent. It files a consolidated federal and various combined state and local income tax returns with AIG and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a benefit for loss basis. Under this method, the Company records income taxes on a separate return basis except that when determining the realizability of deferred income tax assets, it benefits those assets that are realizable when considered in the context of the consolidated operations of itself and the Parent or are utilized currently by other members of the consolidated group. For certain state and local filings, the Company is charged or credited with an amount equal to its share of the combined state and local liability or benefit.

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred income taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred income tax assets ("DTAs") when it is more likely than not that such DTAs will not be realized as described above.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740, "Income Taxes," which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of the income tax provision.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Deferred expenses

The Company defers distribution costs related to sales of mutual funds (the "Funds") which have both a 12b-1 distribution plan and a contingent deferred sales charge feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to six years, subject to periodic reviews of the realizability through projected future cash flows.

Distribution and service fees

12b-1 fees consist of distribution fees and service fees paid by the Funds to the Company as the distributor of the Funds' shares. These fees are accrued monthly and are computed based on the average net assets of the Funds under management.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications (commitments and contingencies)

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 2 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2013 and for the year then ended. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity. The Company is a principal distributor of various mutual funds and annuities managed by the Parent.

NOTE 2 - RELATED PARTIES (CONT'D)

The Company has a policy whereby certain sales and marketing expenses incurred by the Parent on the Company's behalf are reimbursed by the Company. These amounts totaled $27.2 million for 2013, of which, $15.9 million have been included in deferred expenses on the Statement of Financial Condition.

Approximately $6.0 million has been earned by affiliates during the year ended December 31, 2013 for commissions and other sales and marketing costs in connection with the distribution of mutual fund shares.

During the year, the Company received a capital contribution of $30.0 million cash directly from the Parent. As of December 31, 2013, the Company had a $2.9 million payable to affiliates recorded on the Statement of Financial Condition. The payable balance was related primarily to sales and marketing expenses paid on behalf of the Company and due to the Parent.

On May 31, 2013 approval was received from the Financial Industry Regulatory Authority to merge two affiliated broker-dealers (American General Distributors, Inc. and American General Equity Services Corporation) into the Company. This merger became effective on June 30, 2013. The purpose of the merger was to maximize efficiencies and minimize costs. Business Combination, ASC 805-50-45-2, establishes that the financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets had occurred at the beginning of the period.

The Company participates in a consolidated federal income tax return with AIG and is subject to a tax sharing agreement. Pursuant to that agreement, the Company expects to receive payment for a portion of its net operating losses after the filing of the 2013 federal consolidated return in 2014.

The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG Retirement Plan, a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the ERISA Plans).

If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

NOTE 2 - RELATED PARTIES (CONT'D)

On March 1, 2013, AIG completed the repurchase of warrants issued to the United States Department of the Treasury ("U.S. Treasury") in 2008 and 2009. The warrants issued in 2008 provided the right to purchase approximately 2.7 million shares of AIG common stock at $50.00 per share, and the warrants issued in 2009 provided the right to purchase up to 150 shares of AIG common stock at $0.00002 per share. AIG and the U.S. Treasury agreed upon a repurchase price of approximately $25 million for the warrants. As a result of AIG's repurchase of these warrants, the U.S. Treasury does not have any residual interest in AIG.

AIG is subject to regulation by the Board of Governors of the Federal Reserve System as a savings and loan holding company. Also, on July 9, 2013, AIG issued a press release announcing the receipt of a notice from the U.S. Treasury that the Financial Stability Oversight Council has made a final determination that AIG should be supervised by the Board of Governors of the Federal Reserve System as a systemically important financial institution pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additionally, on July 18, 2013, the Financial Stability Board (consisting of representatives of national financial authorities of the G20 nations), in consultation with the International Association of Insurance Supervisors and national authorities, identified an initial list of Global Systemically Important Insurers, which included AIG.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described in these footnotes is qualified by regulatory filings AIG files from time to time with the SEC.

NOTE 3 - INCOME TAXES

The deferred income tax liability is due to tax differences related to amortization of deferred expenses, and the deferred tax assets are primarily related to net operating loss carryforwards.

The Company has deferred income tax assets of approximately $6.5 million related to federal net operating loss carryovers. These deferred income tax assets are considered more likely than not realizable based on the historical and projected earnings of the Parent. Such carryforwards begin to expire in 2028.

In addition, the Company has state net operating loss carryforwards of $73,243,000. Such carryforwards begin to expire in 2014. The Company has concluded that it is more likely than not that deferred income tax assets related to the state net operating loss carryforwards are not likely to be realized. Accordingly, as of December 31, 2013, the Company has a valuation allowance of $2,400,314 on the related deferred income tax assets. This represents a valuation allowance increase of $206,906 from prior year.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2013, the Company had net capital, as defined, of $34,837,825 which exceeded its requirement of $425,171 by $34,412,654. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was .18:1.

NOTE 5 – SUBSEQUENT EVENTS

The Company has received approval from the State of Delaware to change its name to AIG Capital Services, Inc. This name change will become effective on February 28, 2014.

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